SECURITIES 02021255 SION
Washington, D.C.

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SEC FILE NUMBER
8-34842

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M.T. Glantz Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13824 Red Hill Avenue
(No. and Street)

Tustin, (City) California (State) 92780 (Zip Code)

RECD S.E.C.
MAR 25 2002
515

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Candetta Simone 714-368-0825
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Candetta Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.T. Glantz Financial Corporation, as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 12 DAY OF MAR, 20 02
BY CANDETTA SIMONE
[signature]
NOTARY PUBLIC

STATE OF CALIFORNIA
COUNTY OF ORANGE

[signature]
Signature

PRESIDENT
Title

Notary Public

KANDI D. UFFER
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1312758
ORANGE COUNTY
My Comm. Exp. August 7, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

February 25, 2002

Core Examiner
National Association of Securities Dealers, Inc.
300 S. Grand, Suite 1600
Los Angeles, CA 90017

Re: M.T. Glantz Financial Corporation

Dear Madam or Sir:

I am the independent accountant for M.T. Glantz Financial Corporation. In accordance with SEC rule 17a-5, paragraph (L), I would like to request an extension of thirty (30) days for M.T. Glantz Financial Corporation's December 31, 2001 audit, originally due February 28, 2002. Their letter attached explains the reasons why an extension is required.

To date I have no reason to believe that the broker dealer cannot supervise the representatives and service the customers' accounts.

On the basis of my audit to date, there are no indications that may cause me to consider commenting on any material inadequacies in the accounting system, internal accounting control and procedures for safeguarding assets.

Finally, there is no indication of any deficiencies in the net capital requirements or in the maintenance of the records.

Very truly yours,

George Brenner

George Brenner, CPA

cc: Candetta Simone
M.T. Glantz Financial Corporation

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

M.T. GLANTZ FINANCIAL CORPORATION

13824 RED HILL AVENUE

TUSTIN, CALIFORNIA 92780

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
M.T. Glantz Financial Corporation
Tustin, California

I have audited the accompanying statement of financial condition of M.T. Glantz Financial Corporation as of December 31, 2001 and related statements of operations, cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of M.T. Glantz Financial Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of M.T. Glantz Financial Corporation as of December 31, 2001 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with The United States of America generally accepted accounting principles.

George Brenner
George Brenner, C.P.A.

Los Angeles, California
March 2, 2002

M.T. GLANTZ FINANCIAL CORPORATION.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 6,551
Clearing deposit	1,000
Loan Receivable - affiliate	8,248
Commission receivable	50
TOTAL ASSETS	$ 15,849

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accrued state income tax	$ 800
TOTAL LIABILITIES	$ 800
SHAREHOLDER'S EQUITY	
Common stock (authorized, 100,000 shares; issued and outstanding 10,000 shares; par value $1)	$ 10,000
Additional Paid-in capital	33,865
Retained earnings (Deficit)	(28,816)
TOTAL SHAREHOLDER'S EQUITY	15,049
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 15,849

See Accompanying Notes to Financial Statements

M.T. GLANTZ FINANCIAL CORPORATION
STATEMENT OF REVENUE AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Interest Income	$ 132
Other	50
TOTAL REVENUES	$ 182
EXPENSES	
Clearing Charges	935
Regulatory Fees	157
Accounting Fees	1,558
TOTAL EXPENSES	2,650
NET (LOSS) BEFORE TAX	(2,468)
STATE INCOME TAX	800
NET LOSS	$(3,268)

See Accompanying Notes to Financial Statements

M.T. GLANTZ FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock	Paid-In Capital	(Deficit) Retained Earnings
Balance, January 1, 2001	10,000	$ 10,000	$ 30,454	$ (25,548)
Capital Contributed			3,411	
Net Income (Loss)	0	0	0	(3,268)
Balance, December 31, 2001	10,000	$ 10,000	$ 33,865	$ (28,816)

See Accompanying Notes to Financial Statements

M.T. GLANTZ FINANCIAL CORPORATION.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net Loss from Operations (Loss)	$(3,268)
Commission Receivable	(50)
Due Clearing Broker	(500)
NET CASH REQUIRED BY OPERATING ACTIVITIES	$(3,818)
Cash Flows from Investing Activities:	0
Cash Flows from Financing Activities	
Capital Contributed	3,411
DECREASE IN CASH	(407)
Cash: Beginning of the year	6,958
Cash: End of the year	$ 6,551

See Accompanying Notes to Financial Statements

M.T. GLANTZ FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - NATURE OF BUSINESS

M.T. Glantz Financial Corporation (the "Company") was incorporated under the laws of the State of California maintaining its principal and only active office in Tustin, California. The Company operates pursuant to the (k)(2)(a) exemptive provision of the SEC Rule 15c3-3 and does not hold customers funds or securities. During 2001 the Company was inactive.

NOTE 2 - NET CAPITAL

As a registered broker-dealer, the Company is subject to the uniform net capital rule of Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of $5,000 and aggregate indebtedness, as defined, shall not exceed fifteen times net capital. See page 7 for computation of net capital.

NOTE 3 - INCOME TAXES

Because of its loss the Company has no Federal income tax liability. The State tax is a minimum of $800. The Company has a net operating loss of approximately $29,000 and $14,500 for Federal and State income tax purposes respectively. The losses can be carried forward from 2007 to 2021.

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

M.T. GLANTZ FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition		$ 15,049
Less: Non allowable assets - loan receivable	$8,248	
commission receivable	50	
		8,298
NET CAPITAL		$ 6,751
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness		$ 53
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 5,000
EXCESS CAPITAL		$ 1,751
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 6,671
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities (from statement of financial condition)		$ 800
Percentage of aggregate indebtedness to net capital		11.9%

RECONCILIATION

The following is a reconciliation, as of December 31, 2001 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

NONE REQUIRED

See Accompanying Notes to Financial Statements

PART II

M.T. GLANTZ FINANCIAL CORPORATION

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
M.T. Glantz Financial Corporation
Tustin, California 92780

In planning and performing my audit of the financial statements of M.T.Glantz Financial Corporation (the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
March 2, 2002